Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Weyerhaeuser Company:

We consent to the use of our report dated March 29, 2007, except as to notes 17 and 20, which are as of June 19, 2007, with respect to the combined balance sheets of the Weyerhaeuser Fine Paper Business (a Business Unit of Weyerhaeuser Company) as of December 31, 2006 and December 25, 2005, and the related combined statements of operations, Business Unit equity, and cash flows for each of the years in the three-year period ended December 31, 2006, included herein, and to the reference of our firm under the heading “Experts” in the Prospectus.

/s/ KPMG LLP

Seattle, Washington

June 19, 2007